Exhibit 99.2
CYBERARK SOFTWARE LTD.

CYBERARK SOFTWARE LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31, 2024	March 31, 2025
		Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$526,467	$413,554
Short-term bank deposits	256,953	235,396
Marketable securities	36,356	73,440
Trade receivables (net of allowance for credit losses of $0 and $341 at December 31, 2024 and March 31, 2025, respectively)	328,465	229,972
Prepaid expenses and other current assets	45,292	56,862

Total current assets	1,193,533	1,009,224

LONG-TERM ASSETS:
Marketable securities	21,345	53,725
Property and equipment, net	19,581	21,334
Intangible assets, net	534,726	555,915
Goodwill	1,317,374	1,444,680
Other long-term assets	258,531	246,087
Deferred tax assets	3,305	7,003

Total long-term assets	2,154,862	2,328,744

TOTAL ASSETS	$3,348,395	$3,337,968

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Cont.)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31, 2024	March 31, 2025
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,671	$19,492
Employees and payroll accruals	133,400	84,337
Accrued expenses and other current liabilities	53,486	80,124
Deferred revenues	596,874	600,309

Total current liabilities	807,431	784,262

LONG-TERM LIABILITIES:
Deferred revenues	95,190	90,709
Other long-term liabilities	75,970	35,290

Total long-term liabilities	171,160	125,999

TOTAL LIABILITIES	978,591	910,261

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at December 31, 2024 and March 31, 2025; Issued and outstanding: 49,426,711 shares at December 31, 2024 and 49,786,181 shares at March 31, 2025	130	131
Additional paid-in capital	2,494,158	2,543,671
Accumulated other comprehensive income (loss)	2,173	(901)
Accumulated deficit	(126,657)	(115,194)

Total shareholders' equity	2,369,804	2,427,707

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,348,395	$3,337,968

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Three Months Ended March 31,
	Unaudited
	2024	2025
Revenues:
Subscription	$156,239	$250,611
Maintenance, Professional Services and Other	65,311	66,990

Total revenues	221,550	317,601

Cost of revenues:
Subscription	20,962	51,078
Maintenance, Professional Services and Other	21,446	25,183

Total cost of revenues	42,408	76,261

Gross profit	179,142	241,340

Operating expenses:

Research and development	53,914	78,565
Sales and marketing	104,964	145,640
General and administrative	26,642	37,868

Total operating expenses	185,520	262,073

Operating loss	(6,378)	(20,733)
Financial income, net	14,052	8,641

Income (loss) before taxes on income	7,674	(12,092)
Tax benefit (taxes on income)	(2,204)	23,555

Net income	$5,470	$11,463

Basic net income per ordinary share	$0.13	$0.23
Diluted net income per ordinary share	$0.13	$0.22

Other comprehensive loss

Change in net unrealized gains (losses) on marketable securities:
Net unrealized gains (losses) arising during the period	(671)	337
Net (gains) losses reclassified into net income	1	(1)

	(670)	336
Change in net unrealized losses on cash flow hedges:
Net unrealized losses arising during the period	(642)	(2,628)
Net gains reclassified into net income	(505)	(782)

	(1,147)	(3,410)

Other comprehensive loss, net of taxes of $247 and $0 for the three months ended March 31, 2024, and 2025, respectively	(1,817)	(3,074)

Total comprehensive income	$3,653	$8,389

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data and unless otherwise indicated)

	Ordinary shares		Additional paid-in Capital			Total shareholders' equity
	Shares	Amount		Accumulated other comprehensive income (loss)	Accumulated deficit

Balance as of January 1, 2024	42,255,336	$111	$827,260	$(1,849)	$(33,196)	$792,326
Exercise of options and vested RSUs granted to employees	369,627	1	3,357	-	-	3,358
Other comprehensive loss, net of tax	-	-	-	(1,817)	-	(1,817)
Share-based compensation	-	-	37,614	-	-	37,614
Net income	-	-	-	-	5,470	5,470

Balance as of March 31, 2024 (Unaudited)	42,624,963	$112	$868,231	$(3,666)	$(27,726)	$836,951
Exercise of options and vested RSUs granted to employees	764,980	2	4,949	-	-	4,951
Other comprehensive income, net of tax	-	-	-	5,839	-	5,839
Share-based compensation	-	-	131,666	-	-	131,666
Issuance of ordinary shares under employee stock purchase plan	105,098	*	19,185	-	-	19,185
Conversion of Convertible Senior Notes	3,646,594	10	574,448	-	-	574,458
Reclassification of Capped Call Transactions	-	-	256,740	-	-	256,740
Shares issued related to Venafi acquisition, net of issuance costs	2,285,076	6	638,939	-	-	638,945
Net loss	-	-	-	-	(98,931)	(98,931)

Balance as of December 31, 2024	49,426,711	$130	$2,494,158	$2,173	$(126,657)	$2,369,804
Exercise of options and vested RSUs granted to employees	359,470	1	906	-	-	907
Other comprehensive loss, net of tax	-	-	-	(3,074)	-	(3,074)
Share-based compensation	-	-	48,607	-	-	48,607
Net income	-	-	-	-	11,463	11,463
Balance as of March 31, 2025 (Unaudited)	49,786,181	$131	$2,543,671	$(901)	$(115,194)	$2,427,707

* Represents an amount lower than $1.

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Three Months Ended March 31,
	Unaudited
	2024	2025
Cash flows from operating activities:
Net income	$5,470	$11,463
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,021	31,624
Share-based compensation	37,499	48,202
Amortization of premium and accretion of discount on marketable securities, net	(1,866)	(26)
Deferred income taxes, net	(1,052)	(45,549)
Amortization of debt issuance costs	751	-
Decrease in trade receivables	47,156	100,338
Increase in prepaid expenses, other current and long-term assets and others	(5,803)	(6,917)
Changes in operating lease right-of-use assets	1,909	2,748
Decrease in trade payables	(7,323)	(4,816)
Increase (decrease) in short-term and long-term deferred revenue	20,656	(5,943)
Decrease in employees and payroll accruals	(28,012)	(49,060)
Increase (decrease) in accrued expenses and other current and long-term liabilities	(2,383)	19,327
Changes in operating lease liabilities	(2,388)	(2,863)

Net cash provided by operating activities	68,635	98,528

Cash flows from investing activities:
Investment in short-term and long-term deposits	(156,382)	(63,806)
Proceeds from short-term and long-term deposits	164,800	86,252
Investment in marketable securities	(92,343)	(76,118)
Proceeds from maturities of marketable securities	102,686	7,104
Purchase of property and equipment and other assets	(1,356)	(1,699)
Capitalized internal-use software	(509)	(1,307)
Payments for business acquisitions, net of cash acquired	-	(164,383)

Net cash provided by (used in) investing activities	16,896	(213,957)

Cash flows from financing activities:
Payments of withholding tax related to employee stock plans	(6,327)	(6,397)
Proceeds from exercise of stock options	3,358	907
Proceeds in connection with employee stock purchase plan	4,848	6,119

Net cash provided by financing activities	1,879	629

Increase (decrease) in cash and cash equivalents	87,410	(114,800)
Effect of exchange rate differences on cash and cash equivalents	(2,819)	1,887
Cash and cash equivalents at the beginning of the period	355,933	526,467

Cash and cash equivalents at the end of the period	$440,524	$413,554

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$364	$24
Non-cash purchase of property and equipment	$333	$1,821
Non-cash capitalized internal-use software	$332	$826
Non-cash purchases of intangible assets	$28	$22

Supplemental disclosure of cash flow activities:

Cash paid for income taxes	$5,212	$7,704

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 1:-	OVERVIEW, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.
CyberArk Software Ltd. (together with its subsidiaries, the “Company”) is an Israeli company that develops, markets and sells software-based identity security solutions and services. The Company's solutions and services secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. CyberArk’s AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can minimize operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere.

b.	Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”)  regarding interim financial reporting and include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 12, 2025.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of March 31, 2025 and the Company’s condensed consolidated statements of comprehensive income, shareholders’ equity and cash flows for the three months ended March 31, 2024 and 2025. The results for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025 or any other future interim or annual period.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 1:-	OVERVIEW, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Use of estimates:

The preparation of condensed financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to contingent liabilities, income tax uncertainties, deferred taxes, share-based compensation, and fair value of assets acquired and liabilities assumed in business combinations, as well as the determination of standalone selling prices in revenue transactions with multiple performance obligations and the estimated period of benefit for deferred contract costs. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

d.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables, severance pay funds and derivative instruments.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States are in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand, and the Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

The Company’s marketable securities consist of investments, which are highly rated by credit agencies, in government, corporate and government sponsored enterprises debentures. The Company’s investment policy limits the amount that the Company may invest in any one type of investment or issuer, in order to reduce credit risk concentrations.

The trade receivables of the Company are mainly derived from sales to a diverse set of customers located primarily in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers and, to date, has not experienced any significant losses.

The Company has entered into forward contracts with major banks in Israel to protect against the risk of changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 1:-	OVERVIEW, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Significant Accounting Policies:

There have been no material changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2024 included in the Annual Report on Form 20-F other than those noted below.

f.	Recently issued accounting standards:

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

g.	Reclassification:

Certain comparative figures have been reclassified to conform to the current period’s presentation. Additionally, beginning in the first quarter of 2025, the Company revised the presentation of its revenue and cost of revenue line items by combining the amounts previously reported under the ”Perpetual license” line and ”Maintenance and Professional Services” lines into a new line titled ”Maintenance, Professional Services and Other”. The Company believes this revised presentation of revenue and cost of revenue in the consolidated statement of operations aligns with how management evaluates the business.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 2:-	REVENUE RECOGNITION

  The following table presents the Company’s revenue by category:

	Three Months Ended March 31,
	2024	2025
	(Unaudited)

SaaS	$100,410	$153,013
Self-hosted subscription*	55,829	97,598
Maintenance and support	49,603	47,614
Professional services	12,757	16,074
Other	2,951	3,302

	$221,550	$317,601

* Self-hosted subscription also includes maintenance associated with self-hosted subscriptions. For additional information regarding disaggregated revenues, please refer to Note 11 below.

Unbilled Receivable:

The Company records unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer. As of December 31, 2024 and March 31, 2025, $37,495 and $42,947 short-term unbilled receivables are included in trade receivables, respectively, and $5,580 and $3,434 long-term unbilled receivables are included in other long-term assets, respectively.

Deferred revenue:

Deferred revenue consists of unrecognized amounts billed under SaaS, self-hosted subscriptions, and maintenance and support contracts, as well as professional services which have not yet been performed as of the balance sheet date, for which the Company has an unconditional right for consideration or has collected the amounts. Deferred revenue is recognized as (or when) the Company performs under the contract. During the three months ended March 31, 2025, the Company recognized $201,049 that was included in the deferred revenues balance as of December 31, 2024.

  Remaining Performance Obligations:

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which include deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

The aggregate amount of the transaction price allocated to remaining performance obligations was $1,377 million as of March 31, 2025, out of which the Company expects to recognize approximately 60% during the next 12 months and the remainder thereafter.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 2:-	REVENUE RECOGNITION (Cont.)

Deferred Contract Costs:

Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized over an expected period of benefit.

For the three months ended March 31, 2024 and 2025, the amortization of deferred contract costs included mainly in sales and marketing expenses was $14,188 and $19,971, respectively.

As of December 31, 2024 and March 31, 2025, the Company presented deferred contract costs from contracts which are for periods of less than 12 months of $1,043 and $1,614 in prepaid expenses and other current assets, respectively, and deferred contract costs in respect of contracts which are greater than 12 months of $197,807 and $195,117 in other long-term assets, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 3:-	BUSINESS COMBINATIONS

Acquisition of Zilla, Inc.

On February 12, 2025, the Company completed the acquisition of all outstanding shares of Zilla, Inc. (“Zilla”), a privately held company based in the United States, specializing in identity governance and administration (“IGA”) solutions. The acquisition is intended to enhance CyberArk’s Identity Security Platform by integrating Zilla’s artificial intelligence–driven IGA capabilities, which are designed to support scalable identity compliance and provisioning across digital environments. The acquisition date fair value of consideration transferred amounted to $172.4 million, including $166.4 million of cash  and a $6.0 million earn-out tied to the achievement of certain contingent milestones.

Acquisition related expenses of $1.1 million were expensed by the Company in general and administrative expenses in its condensed consolidated statements of comprehensive income for the three months ended March 31, 2025.

The transaction was accounted for as a business combination in accordance with ASC 805, “Business Combinations”. The total purchase price was preliminarily allocated using information currently available to the Company and may be subject to change as additional information is received during the respective measurement period, up to one year from the acquisition date. The preliminary allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date is as follows:

Fair Value
Cash and Cash Equivalents	$2,015
Accounts Receivable, net	1,846
Other Assets	461
Deferred Revenue	(4,897)
Other Liabilities	(515)
Deferred Tax Liability	(4,318)
Acquired Intangible Assets	50,500
Goodwill	127,306
Total Purchase Consideration	$172,398

The excess of the purchase price over the tangible assets acquired, the identifiable intangible assets acquired and assumed liabilities was recorded as goodwill. We believe that the amount of goodwill reflects the expected synergistic benefits of being able to leverage the technology acquired with our existing solutions and being able to successfully market and sell to our customer base. Goodwill is not expected to be deductible for income tax purposes.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

The following table presents the identified intangible assets acquired:

	Fair Value	Estimated useful life (in years)
Technology	$34,510	5
Customer Relationships	15,734	3
Trademark	256	1

The income approach was used to evaluate the fair value of the acquired intangible assets. Specifically, the multi-period excess earnings method was used to evaluate the fair value of the technology, the with and without method was used to evaluate the fair value of the customer relationships, and the relief from royalty method was used to evaluate the fair value of the trademark assets identified in the transaction.

NOTE 4:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

                      Changes in the carrying amount of goodwill:

	December 31, 2024	March 31, 2025
		(Unaudited)

Balance as of beginning of the year	$153,241	$1,317,374
Goodwill acquired	1,164,133	127,306

Closing balance	$1,317,374	$1,444,680

   The composition of intangible assets is as follows:

	December 31, 2024	March 31, 2025
		(Unaudited)

Original amount:

Technology	$432,998	$467,508
Customer relationships	164,548	180,282
Other	16,450	16,728

	613,996	664,518

Less - accumulated amortization	79,270	108,603

Intangible assets, net	$534,726	$555,915

  Amortization expense amounted to $1,840 and $29,333 for the three months ended March 31, 2024 and 2025, respectively.

  As of March 31, 2025, the weighted-average remaining useful lives (in years) of Technology, and Customer relationships was 4.5 and 7.1, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 4:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated future amortization expense of intangible assets as of March 31, 2025 is as follows:

2025 (the remainder of 2025)	88,582
2026	112,634
2027	111,519
2028	104,961
2029	83,206
Thereafter	55,013

$555,915

NOTE 5:-	MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2024 and March 31, 2025:

	December 31, 2024
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$58,265	$(871)	$6	$57,400
Government debentures	301	-	-	301

Total	$58,566	$(871)	$6	$57,701

	March 31, 2025 (Unaudited)
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$100,710	$(548)	$29	$100,191
Government debentures	26,984	(10)	-	26,974

Total	$127,694	$(558)	$29	$127,165

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 5:-	MARKETABLE SECURITIES (Cont.)

The following table summarizes the continuous unrealized loss position and fair value of available-for-sale marketable securities as of December 31, 2024 and March 31, 2025, by duration of continuous unrealized loss:

	December 31, 2024		March 31, 2025 (Unaudited)
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value

Continuous unrealized loss position for less than 12 months	$(31)	$10,266	$(44)	$82,758
Continuous unrealized loss position for more than 12 months	(840)	40,852	(514)	32,671

	$(871)	$51,108	$(558)	$115,429

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2024 and March 31, 2025, by contractual years-to maturity:

	December 31, 2024		March 31, 2025 (Unaudited)
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$36,775	$36,356	$73,548	$73,440
Due between one and three years	21,791	21,345	54,146	53,725

	$58,566	$57,701	$127,694	$127,165

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 6:-	FAIR VALUE MEASUREMENTS

The carrying values of cash and cash equivalents, short-term bank deposits, trade receivables, prepaid expenses and other long-term and current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

The following tables present the fair value of money market funds and marketable securities as of December 31, 2024 and March 31, 2025:

		December 31, 2024			March 31, 2025 (Unaudited)
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$455,712	$-	$455,712	$359,456	$-	$359,456
Corporate debentures and commercial paper	-	-	-	-	8,193	8,193
Government debentures	-	-	-	-	1,018	1,018

Marketable securities:
Corporate debentures and commercial paper	-	57,400	57,400	-	100,191	100,191
Government debentures	-	301	301	-	26,974	26,974

Total money market funds, marketable securities derivative assets measured at fair value	$455,712	$57,701	$513,413	$359,456	$136,376	$495,382

NOTE 7:-	NON-CANCELABLE MATERIAL PURCHASE OBLIGATIONS

The Company entered into non-cancelable material agreements for the receipt of cloud infrastructure services and subscription-based cloud services. Future payments under non-cancelable material purchase obligations as of March 31, 2025 (Unaudited) are as follows:

2025 (the remainder of 2025)	39,932
2026	64,488
2027	52,913

$157,333

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 8:-	REVOLVING CREDIT FACILITY

On June 25, 2024 (the “Commencement Date”), the Company entered into a revolving credit facility agreement (“Credit Facility”) with Bank Leumi le-Israel B.M. (“Lender”). The Credit Facility enables the Company to borrow up to $250 million and matures on June 24, 2026. Following the Commencement Date, the Lender transferred a part of the Credit Facility to other banks.

The borrowings under the Credit Facility bear interest at either (i) a base rate plus a spread ranging from 0.8% to 1.8%, or (ii) a three-month Secured Overnight Financing Rate (SOFR) plus a spread ranging from 2.45% to 4%. The ongoing fee on undrawn amounts was initially 0.7%, and decreased to 0.5% effective January 1, 2025.

The Credit Facility requires the Company to maintain at all times a minimum amount of $150 million in unrestricted cash and cash equivalents, of which at least $60 million must be held in a specified bank account of the Lender. In addition, the Company is required to maintain a maximum quarterly net debt to adjusted EBITDA ratio of 4.5, which steps down to 2.5 over time. Non-compliance with a financial covenant may be cured in the subsequent quarter. In addition, the Credit Facility includes customary covenants requiring the consent of the Lender for certain actions including change in control, mergers, consolidations, or incurrence of pledges.

As of March 31, 2025, the Company has no outstanding amounts under the Credit Facility and was in compliance with all financial covenants.

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

b.	Share-based compensation:

The 2024 Share Incentive Plan (the “2024 Plan”) was adopted by our board of directors and became effective on June 1, 2024. 1,787,022 ordinary shares reserved for issuance were transferred from the 2014 Share Incentive Plan to the 2024 Plan.

The maximum aggregate number of shares that may be issued pursuant to awards under this 2024 Plan is the sum of (a) 1,786,992 ordinary shares, plus (b) on January 1 of each calendar year commencing in 2025, a number of ordinary shares equal to the lesser of: (i) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of ordinary shares of the Company outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 ordinary shares.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

On January 1, 2021, the Company’s Employee Share Purchase Plan (“ESPP”) became effective. The ESPP enables eligible employees of the Company and its designated subsidiaries to elect to have payroll deductions made during a six-month offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The applicable purchase price will be no less than 85% of the lesser of the fair market value of the Company’s ordinary shares on the first day or the last day of the purchase period. The total number of ordinary shares initially reserved under the ESPP as of January 1, 2021 was 125,000 shares (the “ESPP Share Pool”). On January 1 of each year between 2022 and 2026, the ESPP Share Pool will be increased by a number of ordinary shares equal to the lower of (i) 1,000,000 ordinary shares, (ii) 1% of the Company’s outstanding ordinary shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of ordinary shares determined by the Company’s board of directors.

Under the 2024 Plan, options, restricted stock units (“RSUs”), performance share units (“PSUs”) and other share-based awards may be granted to employees, officers, non-employee consultants and directors of the Company.

Under the 2024 Plan and ESPP, as of March 31, 2025, an aggregate number of 2,983,391 ordinary shares were reserved for future grant. Any share under the 2024 Plan underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2024 Plan.

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the three months ended March 31, 2024 and 2025 is comprised as follows:

	Three Months Ended March 31,
	2024	2025
	(Unaudited)

Cost of revenues	$4,820	$5,692
Research and development	7,560	11,026
Sales and marketing	14,879	18,593
General and administrative	10,240	12,891

Total share-based compensation expense	$37,499	$48,202

The total unrecognized compensation cost amounted to $390,988 as of March 31, 2025 and is expected to be recognized over a weighted average period of 2.59 years.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Options granted to employees:

There were no options granted during the three months ended March 31, 2025.

A summary of the activity in options to employees for the three months ended March 31, 2025 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Balance as of December 31, 2024	123,384	$86.37	3.69	$30,449

Exercised	15,511	$58.41		$4,880
Forfeited and expired	2,755	$143.73		$657

Balance as of March 31, 2025	105,118	$88.99	3.51	$26,176

Exercisable as of March 31, 2025	103,168	$87.68	3.44	$25,825

The expected volatility of the Company’s ordinary shares is based on the Company’s historical volatility. The expected option term represents the period of time that options granted are expected to be outstanding, based upon historical experience.

d.	A summary of RSUs and PSUs activity for the three months ended March 31, 2025 is as follows:

	Amount of RSUs and PSUs	Weighted average grant date fair value

Unvested as of December 31, 2024	2,628,782	$184.84

Granted	216,350	391.29
Vested	343,959	158.61
Forfeited	36,622	179.43

Unvested as of March 31, 2025	2,464,551	$206.70

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

The total fair value of RSUs and PSUs vested (based on fair value of the Company’s ordinary shares at vesting date) during the three months ended March 31, 2025 was $133,779.

The amount of unvested PSU as of March 31, 2025 is 325,918.

e.
The following table summarizes the assumptions used in the Black-Scholes option pricing model to determine the fair value of the Company’s ordinary shares to be issued under the ESPP during the three months ended March 31, 2025:

Three Months Ended March 31,
ESPP	2025
(Unaudited)

Expected volatility	29.27%
Expected dividends	0%
Expected term (in years)	0.5
Risk free rate	4.43%

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 10:-	BASIC AND DILUTED NET INCOME PER SHARE

	Three Months Ended March 31,
	2024	2025
	(Unaudited)

Net income available to shareholders of ordinary shares, basic	$5,470	$11,463
Add: Interest expense on convertible senior notes	498	-
Net income available to shareholders of ordinary shares, diluted	$5,968	$11,463

Weighted-average shares used in computing basic net income per ordinary shares	42,430,559	49,589,733

Weighted-average effect of potentially dilutive securities:
Employee equity incentive plans	1,656,852	1,614,072
Convertible senior notes	3,649,985	-
Weighted-average shares used in computing diluted net income per ordinary shares	47,737,396	51,203,805

Net income per share, basic	$0.13	$0.23
Net income per share, diluted	$0.13	$0.22

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the computation of diluted net income per ordinary share due to their antidilutive effect was 6,131 and 125,206 for the three months ended March 31, 2024 and 2025, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 11:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting”. Operating segments are defined as components of an entity for which separate financial information is available and it is regularly reviewed by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and evaluating financial performance. The Company determined that it operates in one reportable segment as its Chief Executive Officer, who is the Company's CODM, makes operating decisions, evaluates performance and allocates resources on a consolidated basis. The Company’s CODM uses consolidated net income to evaluate operational results and determine the allocation of additional resources to support business growth. Since the Company operates as one operating segment, financial segment information, including information regarding profit or loss and assets is presented in the consolidated financial statements.

b.	The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following table presents total revenues for the three months ended March 31, 2024 and 2025:

Revenues:

	Three Months Ended March 31,
	2024	2025
	(Unaudited)

United States	$107,014	$169,070
Israel	2,041	2,248
United Kingdom	12,739	19,224
Europe, the Middle East and Africa *	59,231	72,280
Other	40,525	54,779
	$221,550	$317,601

For the three months ended March 31, 2024 and 2025, no single customer contributed more than 10% to the Company’s total revenues.

* Excluding United Kingdom and Israel

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 12:-	INCOME TAXES

The Company's interim tax provision or benefit is determined using an annual effective tax rate, adjusted for year-to-date discrete items, as prescribed under ASC 740 (“Income Taxes”). Each quarter, the Company updates the estimate of the annual effective tax rate, and if required, makes a cumulative adjustment, which results in a provision or benefit from income taxes in current or subsequent quarters.

The Company recorded an income tax benefit of $23.6 million for the three months ended March 31, 2025, representing an effective tax rate of (194.8)%, compared with an income tax expense of $2.2 million for the three months ended March 31, 2024, representing an effective tax rate of 28.7%.

For the three months ended March 31, 2025, income tax benefit was primarily due to losses in foreign profitable jurisdictions which are expected to reverse during fiscal 2025.